

**11017753**

K9
3/1?

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 66043 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/10__ AND ENDING __12/31/10__
                                          MM/DD/YY                             MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNER CIRCLE SPORTS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

317 Madison Ave, suite 510
                   (No. and Street)

New York                     NY                  10017
    (City)                     (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken George 603-380-5435
                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP

                    (Name – *if individual, state last, first, middle name*)

51 Locust Ave, Suite 303    New Canaan         CT         06840
    (Address)                    (City)                 (State)           (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



# OATH OR AFFIRMATION

I, ___Robert Tilliss_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___INNER CIRCLE SPORTS, LLC_____ , as
of ___December 31,_____, 20 __10____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

Notary Public

_____
Signature

_CEO_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS



# Reynolds & Rowella LLP

Full Service Accounting & Financial Solutions
expect **more** from us

*Partners:*
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

## INDEPENDENT AUDITOR'S REPORT

To the Members of
Inner Circle Sports, LLC
New York, New York

We have audited the accompanying statement of financial condition of Inner Circle Sports, LLC, (the "Company") as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inner Circle Sports, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Reynolds & Rowella, LLP*

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 8, 2011

i

90 Grove Street, Suite 101
Ridgefield, CT 06877
*(203) 438-0161*

87 Old Ridgefield Road
Wilton, CT 06897
*(203) 762-2419*

51 Locust Avenue, Suite 303
New Canaan, CT 06840
*(203) 972-5191*

**Fax: (203) 431-3570**     e-mail **info@reynoldsrowella.com**     website: **www.reynoldsrowella.com**

INNER CIRCLE SPORTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

| | | |
|---|---|---|
| Cash | $ | 301,153 |
| Accounts receivable, net of an allowance for doubtful accounts of $300,000 | | 5,200 |
| Furniture and equipment, net | | 49,143 |
| TOTAL ASSETS | $ | 355,496 |

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
| | | |
|---|---|---|
| Accounts payable | $ | 12,421 |
| Deferred rent | | 12,243 |
| TOTAL LIABILITIES | | 24,664 |
| MEMBERS' EQUITY | | 330,832 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 355,496 |

See accompanying notes to the financial statements.

ii

Reynolds & Rowella LLP

# INNER CIRCLE SPORTS, LLC
## STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2010

### REVENUES

| | |
|---|---:|
| Success fees | $ 6,450,666 |
| Consulting fees | 417,475 |
| Retainer fees | 555,000 |
| Other revenue | 85,986 |
| **TOTAL REVENUES** | 7,509,127 |

### OPERATING EXPENSES

| | |
|---|---:|
| Employee compensation, benefits, and payroll taxes | 4,459,204 |
| Bad debt | 302,291 |
| Rent and utilities | 161,148 |
| Client costs | 104,825 |
| Other | 95,343 |
| Professional fees | 66,829 |
| Telephone | 34,312 |
| Office | 23,989 |
| Marketing | 23,232 |
| Depreciation and amortization | 16,653 |
| Computer costs | 15,804 |
| Insurance | 8,150 |
| Contributions | 7,713 |
| Auto | 3,450 |
| **TOTAL OPERATING EXPENSES** | 5,322,943 |
| **INCOME BEFORE PROVISION FOR INCOME TAXES** | 2,186,184 |
| **INCOME TAXES** | (3,000) |
| **NET INCOME** | $ 2,183,184 |

See accompanying notes to the financial statements.

EXHIBIT C

INNER CIRCLE SPORTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---:|
| BEGINNING MEMBERS' EQUITY - JANUARY 1, 2010 | $ 335,140 |
| Member contributions | 192,737 |
| Member distributions | (2,380,229) |
| Net income | 2,183,184 |
| ENDING MEMBERS' EQUITY - DECEMBER 31, 2010 | $ 330,832 |

See accompanying notes to the financial statements.

Reynolds
&Rowella LLP

## INNER CIRCLE SPORTS, LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2010

### CASH FLOWS FROM OPERATING ACTIVITIES

| | |
|---|---:|
| Net income | $ 2,183,184 |
| Adjustments to reconcile net income to net cash flows provided by operating activities: | |
| Depreciation and amortization | 16,653 |
| Bad debt expense | 302,291 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (297,166) |
| Restricted cash | 250,000 |
| Prepaid expenses | 20,736 |
| Customer deposits | (10,000) |
| Deferred rent | (5,961) |
| Accounts payable | 2,793 |
| NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES | 2,462,530 |

### CASH FLOWS FROM INVESTING ACTIVITIES

| | |
|---|---:|
| Purchase of equipment | (1,246) |
| NET CASH FLOWS USED IN INVESTING ACTIVITIES | (1,246) |

### CASH FLOWS FROM FINANCING ACTIVITIES

| | |
|---|---:|
| Member contributions | 192,737 |
| Member distributions | (2,380,229) |
| NET CASH FLOWS USED IN FINANCING ACTIVITIES | (2,187,492) |
| NET INCREASE IN CASH | 273,792 |
| CASH AT BEGINNING OF PERIOD | 27,361 |
| CASH AT END OF PERIOD | $ 301,153 |

### SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:

| | |
|---|---:|
| Cash paid for: | |
| Income Taxes | $ 3,000 |

See accompanying notes to the financial statements.

v

Reynolds &Rowella LLP

INNER CIRCLE SPORTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Inner Circle Sports, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware.

The Company assists investors with raising capital to construct sports complexes and acquire sports franchises.

### Revenue Recognition

The Company records consulting and success fee revenue when earned, which is generally on the closing date of the transaction. For retainer fees revenue is recognized ratably over the life of the contract which is generally one year.

### Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the members, except for the New York State minimum income tax of $3,000. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2006 through 2009 tax years are open for examinations by federal, state and local tax authorities.

INNER CIRCLE SPORTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

Marketing Costs

The Company expenses marketing costs as incurred.   Total marketing costs were $23,232 in 2010.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Accounts Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest.  The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing trade accounts receivable balance.   This allowance is determined based on the Company's historical write-off experience, age of accounts, general economic conditions, and client specific knowledge. The allowance for doubtful accounts is reviewed on a monthly basis.  Past due balances over 90 days and over a specified amount are reviewed individually each month for collectibility and specific bad debt reserves are recorded as deemed necessary.  Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the amount will not be recovered.

Depreciation

Depreciation is being calculated using the straight-line method over the estimated useful life of the assets which is 5 years.

INNER CIRCLE SPORTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

## NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company signed an operating lease for office space in 2006. Future minimum lease payments are as follows:

December 31, 2011        $119,874

Rent expense charged to operations for the year ended December 31, 2010 was $161,148.

## NOTE 3 - FURNITURE AND EQUIPMENT

Furniture and equipment, net at December 31, 2010 consisted of the following:

| | |
|---|---|
| Furniture and fixtures | $ 89,048 |
| Computer equipment | 20,281 |
| | 109,329 |
| Less accumulated depreciation | (60,186) |
| Furniture and equipment, net | $ 49,143 |

Depreciation expense for the year ended December 31, 2010 was $16,653

## NOTE 4 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2010, the Company's net capital balance as defined by Rule 15c3-1 was $276,489 which exceeded the minimum requirement of $5,000. At December 31, 2010, the Company's aggregate indebtedness to net capital as defined by Rule 15c3-1 was 0.09 to 1.0.

## NOTE 5 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company".

Reynolds
&Rowella LLP

SUPPLEMENTARY INFORMATION

INNER CIRCLE SPORTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2010

| | | |
|---|---|---:|
| TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL | $ | 330,832 |
| Deductions: | | |
| Less non allowable assets: | | |
| Furniture and equipment, net | | 49,143 |
| Accounts receivable | | 5,200 |
| NET CAPITAL | | 276,489 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required ( greater of 6-2/3% of aggregate indebtedness or $5,000) | | 5,000 |
| EXCESS NET CAPITAL | $ | 271,489 |
| EXCESS NET CAPITAL AT 1,000 PERCENT | $ | 276,241 |

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There were no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2010.

Reynolds
&Rowella LLP

### INNER CIRCLE SPORTS, LLC
### COMPUTATION OF AGGREGATE INDEBTEDNESS
### AS OF DECEMBER 31, 2010

COMPUTATION OF AGGREGATE INDEBTEDNESS
Items included in the statement of financial condition:

| | | |
|---|---|---|
| Total liabilities | $ | 24,664 |
| Total aggregate indebtedness | $ | 24,664 |
| Ratio: Aggregate indebtedness to net capital | | 0.09 to 1.0 |

x

INNER CIRCLE SPORTS, LLC
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL



# Reynolds &Rowella LLP

Full Service Accounting & Financial Solutions

expect **more** from us

*Partners:*

Thomas F. Reynolds, CPA

Frank A. Rowella, Jr., CPA

Steven I. Risbridger, CPA

Scott D. Crane, CPA

Ben Maini, CPA

## INDEPENDENT AUDITOR'S REPORT ON
## INTERNAL CONTROL

To the Members of
Inner Circle Sports, LLC
New York, New York

In planning and performing our audit of the financial statements of Inner Circle Sports, LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be

xi

| 90 Grove Street, Suite 101 | 87 Old Ridgefield Road | 51 Locust Avenue, Suite 303 |
| --- | --- | --- |
| Ridgefield, CT 06877 | Wilton, CT 06897 | New Canaan, CT 06840 |
| *(203) 438-0161* | *(203) 762-2419* | *(203) 972-5191* |

Fax: (203) 431-3570      e-mail info@reynoldsrowella.com      website: www.reynoldsrowella.com

expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Reynolds & Rowella, LLP*

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 8, 2011

Reynolds
&Rowella LLP

INNER CIRCLE SPORTS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2010

Reynolds
&Rowella LLP